RESOLUTIONS - TDC EGM

TDC EXTRAORDINARY GENERAL MEETING - RESOLUTIONS

Today, at the Extraordinary General Meeting of TDC A/S, the following amendments to the Articles of Association have been resolved:

* The Chairman and the Vice-Chairman (of the Board of Directors) are elected by the Board of Directors instead of by the General Meeting

* The provisions regarding alternates (for the members of the Board of Directors) have been repealed

* The number of members of the Board of Directors has been amended from 8 to 6-8

* The number of members of the Executive Committee has been amended from 3-8 to 2-4

Furthermore, Stine Bosse, Preben Damgaard and Per-Arne Sandstroem have been elected as new members of the Board of Directors.

For further information please contact TDC Investor Relations at +45 3343 7680.


TDC A/S
Norregade 21
0900 Kobenhavn C
www.tdc.dk